Filed by Woori Financial Group Inc.

Pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended

Subject Company: Woori Financial Group Inc.

Commission File No. 001-31811

Date: May 4, 2026

Important Information

In connection with its proposed share exchange transaction, Woori Financial Group Inc. (“WFG”) has filed and will file important documents with the United States Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-4 and any amendments thereto and related documents. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC’s website at www.sec.gov, as well as from WFG on the Investor Relations section of its website at www.woorifg.com.

Forward-Looking Statements

This communication contains forward-looking information and statements about WFG and its proposed share exchange transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 are generally identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although WFG’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of WFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by WFG, including on Form 20-F and on Form F-4. WFG undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

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On May 4, 2026, WFG uploaded the following explanatory document titled “Questions and Answers about the Share Exchange” onto its corporate website at www.woorifg.com:

ANSWERS ABOUT THE SHARE EXCHANGE 2026. 05. 04 FS

FAQ – 1. Overview of the Share Exchange Q. What is a “comprehensive share exchange”? A “comprehensive share exchange” is one of the means of forming a wholly-owned subsidiary permitted under the Korean Commercial Code, whereby, pursuant to Article 360-2 of the Korean Commercial Code, the company that will become the wholly-owning parent (in the current transaction, Woori Financial Group Inc., or “us”) acquires all of the issued shares of the company that will become its wholly-owned subsidiary (in the current transaction, TONGYANG Life Insurance Co., Ltd., or “Tongyang Life Insurance”) and delivers the compensation for such acquisition to its shareholders. Upon the completion of the above-described procedure, Tongyang Life Insurance will become our wholly-owned subsidiary and Tongyang Life Insurance shareholders will receive our newly issued shares as compensation for such comprehensive share exchange, in accordance with the market priced-based exchange ratio calculated in accordance with applicable provisions of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”) and its related regulations. 2

FAQ – 2. Schedule of the Share Exchange Q. What is the schedule for the share exchange? We executed the share exchange agreement on April 29, 2026, and expect to hold a meeting of the board of directors, which will be held in lieu of a meeting of shareholders, to approve the share exchange on July 24, 2026. The date of the share exchange is expected to be August 11, 2026. However, this timeline is subject to change based on, among other things, regulatory review procedures relating to applicable registration statements. Phase Timeline / Details Meeting of the board of directors [April 24 (Fri.)] | Resolution of our board of directors to execute the share exchange agreement Execution of the share exchange agreement [April 29 (Wed.)] | Execution of the share exchange agreement Notice of the share exchange [May 6 (Wed.)] | Record date for determining shareholders entitled to dissent to the small-scale share exchange Notice period for dissenting shareholders [May 6 (Wed.)] | Dissent period runs until May 13 (Wed.) for owners of our common stock Meeting of the board of directors [July 24 (Fri.)] | Resolution of our board of directors to approve the share exchange Share exchange date [August 11 (Tue.)] | Conversion of Tongyang Life Insurance into our wholly-owned subsidiary and submission of application for registration of a change in our capital Listing date of the newly issued shares [August 31 (Mon.)] | Listing of our newly issued shares and delisting of Tongyang Life Insurance 3

FAQ – 3. Exchange Ratio and Price Determination Q. How was the share exchange ratio calculated? For a comprehensive share exchange between listed companies, the exchange price is calculated pursuant to Article 176-5 of the Enforcement Decree of the FSCMA. · Share exchange prices: each company’s share exchange price is calculated as the arithmetic mean of (i) the volume-weighted average of the closing share prices of such company over the most recent one-month period ending on the day immediately preceding the date of the resolution of the board of directors, (ii) the volume-weighted average of the closing share prices of such company over the most recent one-week period ending on the day immediately preceding the date of the resolution of the board of directors and (iii) the closing share price of such company as of the day immediately preceding the date of the resolution of the board of directors. The share exchange ratio is then determined as the ratio of the share exchange prices so calculated. · Share exchange ratio: based on an exchange ratio derived by dividing the Tongyang Life Insurance exchange price of W8,720 by the Woori Financial Group exchange price of W34,589, each share of Tongyang Life Insurance common stock will be exchanged for 0.2521056 shares of our common stock. 4

Q. Why is the share exchange price determined based on the date of the resolution of the board of directors? The date immediately preceding the date of the resolution of the board of directors is the last trading day before the information regarding the share exchange is publicly disclosed, and therefore represents the most objective market value before the information about the transaction is reflected in the share prices. In addition, the reason we take into consideration the volume-weighted averages of the closing share prices over the most recent one-month and one-week periods in addition to the closing share price as of the day immediately preceding the date of the resolution of the board of directors is to calculate a fair exchange ratio between the two companies by mitigating distortions resulting from short-term market fluctuation. Such calculation method was not chosen at our discretion, as it is mandated by the FSCMA and its related regulations. Q. What happens to fractional shares? The application of the share exchange ratio may result in fractional shares (i.e., less than one share). As these fractional shares are not eligible to be issued, we will pay an equivalent value in cash to each relevant shareholder based on the closing price of our common stock on the KRX KOSPI Market on the date on which our newly issued shares as a result of the share exchange become listed. Such payment is expected to be made to the shareholders of Tongyang Life Insurance within one month from the initial listing date of the newly issued shares. 5

FAQ – 4. Procedures for Shareholder Protection and Ensuring Fairness Q. How can one confirm that the share exchange is fair? In keeping with the legislative intent of the recent amendments to the Korean Commercial Code, which expanded the scope of directors’ duty of loyalty from “the company” to “the company and all shareholders,” we proactively carried out two key procedures in advance during this share exchange process. We undertook such procedures, which reflected our active efforts to adopt the recommendations provided by the “Guidelines on Directors’ Code of Conduct in Corporate Restructuring” announced by the Ministry of Justice following the amendments to the Korean Commercial Code, in order to ensure structural and procedural fairness prior to the meeting of our board of directors to approve the execution of the share exchange agreement. · Establishment of, and review by, a special committee consisting of independent directors: pursuant to a resolution of the board of directors, we established a special committee consisting of independent directors with expertise in various fields. The committee conducted three rounds of review to assess the legitimacy of the transaction’s purpose, the appropriateness of the transaction procedures, and the fairness of the transaction terms. The results of the special committee’s review served as a prerequisite for the resolution of the board of directors, and the findings of the special committee’s review and its opinions were reflected in the minutes of the board and relevant disclosures. · Verification of the fairness of the exchange ratio by an accounting advisor: We engaged an independent and professionally qualified third-party accounting firm to cross-review the fairness of the exchange ratio using valuation methods that are generally recognized to be fair and reasonable. Although we were not legally required to obtain any review by an external accounting firm, we voluntarily did so in order to enhance shareholder trust in accordance with the directors’ expanded duty of care under the amended Korean Commercial Code and the recommendations of the Ministry of Justice guidelines The result of the review by the external accounting firm represents a professional conclusion that the exchange ratio falls within a fair range; it does not guarantee a rise in stock price or promise investment returns. In addition, to provide shareholders with thorough information, we will faithfully disclose details regarding the purpose of this share exchange, its expected effects and the appropriateness of the exchange ratio. We also plan to actively communicate with our shareholders, including through this questions-and-answers document. 6

FAQ - 5. Shareholder Rights and Response Methods Q. What should I do if I oppose the Share Exchange? As the shares to be newly issued pursuant to the share exchange amount to 1.19% of the total number of our currently issued shares, it qualifies as a “small-scale share exchange” under Article 360-10 of the Korean Commercial Code. In accordance with the provisions of the Korean Commercial Code with respect to small-scale share exchanges, we may approve the share exchange through a resolution of our board of directors. Under the Korean Commercial Code, dissenting shareholders are not granted appraisal rights in a small-scale share exchange. We will announce the details of the share exchange following the resolution of our board of directors. Our shareholders who oppose the small-scale share exchange may notify their intent to dissent in accordance with the deadline and instructions provided below. Please note that if the holders of 20% or more of our total issued shares of common stock submit written notices of dissent, the small-scale share exchange procedures will be suspended and may be converted to ordinary share exchange procedures. · Period for submitting notices of dissent: May 6, 2026 to May 13, 2026 · Method of submission : Submit the original written notice directly to Woori Financial Group Submit the notice through your account management institution (such as a securities firm) by the date designated by such institution (please confirm specific details with your account management institution) Please refer to the additional information set forth on the notice to be provided on our website on May 6, 2026. Q. What effect will this share exchange have on Woori Financial Group shareholders? New shares of our common stock will be issued to be delivered to the shareholders of Tongyang Life Insurance. The size of such new issuance amounts to approximately 1.19% of the total number of our already issued shares, resulting in a corresponding diluting effect on our shareholders’ percentage ownership. However, over the medium to long term, it is expected that the synergy effects of the transaction, including an improvement in our overall profitability, the strengthening of our insurance business and the reduction of concurrent parent-subsidiary listing costs, will contribute to shareholder value beyond such dilutive effect. The above information is meant to provide general procedural guideline only. Please review all disclosure materials carefully before making any investment decisions. 7

FAQ – 6. Others Q. What kind of company is Tongyang Life Insurance? Tongyang Life Insurance is a mid-sized Korean life insurance company established in 1989. With over 35 years of operating history, it became the first Korean life insurance company to be listed on the KRX KOSPI Market of the Korea Exchange in 2009. Its flagship brand “My Angel”is well-recognized by Korean insurance consumers. After being acquired by China’s Anbang Insurance Group in 2015, Tongyang Life Insurance was subsequently operated by China’s Dajia Insurance Group starting in 2020. It then became our subsidiary in July 2025. Q. Where can I obtain more information? For further information, please refer to our public disclosure filings on https://dart.fss.or.kr or reach out to us by email at shareqa@woori.dooray.co.kr. 8